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SEC FILE NUMBER
8-47577

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Victory Capital Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4900 Tiedeman Road, 4th Floor
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher A. Ponte	216-898-2458	cponte@vcm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

1001 Lakeside Ave, Suite 1800	Cleveland	Ohio	44114
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher A Ponte, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Victory Capital Services, Inc, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO

SUSAN STAFFELD
Notary Public
State of Ohio
My Comm. Expires
November 24, 2025

Signature: [signature]

Title: Chief Financial Officer

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Securities and Exchange Commission

Washington, D.C. 20549

Annual Audit Report

Year Ended December 31, 2024

Victory Capital Services, Inc.
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Christopher A. Ponte
Principal Financial Officer
Victory Capital Services, Inc.

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 898-2458

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Victory Capital Services, Inc.
Year Ended December 31, 2024
With Report of Independent Registered Public Accounting Firm

Victory Capital Services, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2024

Contents

Ernst & Young LLP
North Point Tower II
1001 Lakeside Avenue
Suite 1800
Cleveland, OH 44114

Tel +1 216 861 5000
Fax. +1 216 583 1831
ey.com

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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Victory Capital Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Victory Capital Services, Inc. (the Company) as of December 31, 2024, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such

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information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2007.

Cleveland, Ohio
February 21, 2025

Victory Capital Services, Inc.

Statement of Financial Condition

December 31, 2024

Assets		
Cash	$	2,918,084
Intangible assets		2,300,000
Distribution fees and commissions receivable		921,209
Receivable from clearing organization		250,000
Due from affiliates		432,560
Prepaid C share commissions		780,016
Capitalized service contract implementation costs, net of amortization		2,922,047
Prepaids and other assets		123,490
Total assets	$	10,647,406
Liabilities and shareholder's equity		
Liabilities		
Distribution fees payable	$	1,686,732
Due to affiliates		251,330
Other liabilities		91,431
Deferred tax liability, net		371,368
Total liabilities		2,400,861
Shareholder's equity		
Common stock, $.01 par value; 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		6,341,753
Retained earnings		1,904,791
Total shareholder's equity		8,246,545
Total liabilities and shareholder's equity	$	10,647,406

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Operations

Year Ended December 31, 2024

Revenues	
Distribution and related fees	$ 22,352,302
Intercompany support fees	1,811,019
Commissions, net	91,825
Contingent deferred sales charge	23,033
Brokerage fees	55,338
Interest and other income	66,007
Total revenues	24,399,524
Expenses	
Distribution and related expenses	20,222,135
Brokerage platform expense	1,702,848
Intercompany service fees	2,680,910
Professional fees	237,178
Other expenses	147,929
Total expenses	24,991,000
Loss before income taxes	(591,476)
Benefit from income taxes	(152,527)
Net loss	$ (438,949)

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2023	$ 1	$ 5,841,753	$ 2,343,740	$ 8,185,494
Capital contribution from VCO	-	500,000	-	500,000
Net loss	-	-	(438,949)	(438,949)
Balance at December 31, 2024	$ 1	$ 6,341,753	$ 1,904,791	$ 8,246,545

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2024

Cash flows from operating activities		
Net loss	$	(438,949)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income taxes		(78,568)
Amortization of prepaid C share commissions		348,546
Amortization of capitalized service contract implementation costs		1,232,772
Changes in operating assets and liabilities		
Increase in distribution fees and commissions receivable		(627,833)
Decrease in due from affiliates		75,129
Increase in capitalized service contract implementation costs		(145,491)
Increase in prepaids and other assets		(42,363)
Increase in prepaid C share commissions		(469,549)
Increase in distribution fees payable		19,496
Increase in other liabilities		581
Decrease in due to affiliates		(115,926)
Net cash used in operating activities		(242,155)
Cash flows from financing activities		
Capital contribution from VCO		500,000
Net cash provided by financing activities		500,000
Net increase in cash		257,845
Cash, beginning of period		2,660,239
Cash, end of period	$	2,918,084
Supplemental cash flow information		
Cash received from income tax benefits	$	325,345

See accompanying notes to financial statements.

Victory Capital Services, Inc.

Notes to Financial Statements

Year Ended December 31, 2024

1. Organization

Victory Capital Services, Inc. (the "Company") is a wholly owned indirect subsidiary of Victory Capital Holdings, Inc. (VCH or the "Parent") and a wholly owned direct subsidiary of Victory Capital Operating, LLC (VCO). VCH's common stock is listed on the NASDAQ Global Select Market under the symbol "VCTR." The Company is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also registered with the Municipal Securities Rulemaking Board (MSRB), the regulatory body for the municipal securities market.

The Company serves as distributor and principal underwriter for the Victory Portfolios, Victory Variable Insurance Funds, the mutual fund series of the Victory Portfolios II and Victory Portfolios III (collectively, the "Funds"), as well as for municipal fund securities issued by the Nevada College Savings Trust Fund under the USAA 529 Education Savings Plan. The Funds are managed by Victory Capital Management Inc. (the "Advisor"), another wholly owned direct subsidiary of VCO. Substantially all of the Company's revenues are earned from the Funds or in connection with the sale of the Funds' shares. The Company serves as placement agent for certain private funds managed by the Advisor including, but not limited to, the THB SmallCap Fund, LLC.

The Company has an agreement with Pershing LLC ("Pershing") for clearing, processing and related technology services for introduced customer accounts on the Company's open architecture brokerage platform for individual investors ("Marketplace") developed by the Company with Pershing and the Advisor.

2. Significant Accounting Policies

Cash

Cash represents cash in banks. Cash balances may be in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Revenue Recognition

The majority of the Company's revenue is earned from two customers: the Funds and the Advisor. Both customers are domiciled in the United States and substantially all services provided by the Company relate to open-end mutual funds.

2. Significant Accounting Policies (continued)

Distribution and related fees

The Company receives fees for sales and sales-related services provided under Distribution Agreements (the "Agreements") between the Funds and the Company. The Agreements continue in effect until terminated by either party. There are no direct costs incurred to obtain these Agreements. The Company satisfies its performance obligation under the Agreements at the point in time when the sale of a share in the Funds occurs. The Company receives 12b-1 fees from the Funds for shares sold which are still outstanding.

Revenue related to the Agreements is measured in an amount that reflects the consideration to which the Company expects to be entitled in exchange for providing distribution services. Distribution and related fees represent variable consideration as it is calculated based on assets under management in share classes covered by the Funds' 12b-1 plans and is subject to factors outside of the Company's control, including investor behavior and activity and market volatility. Revenue is recognized monthly as these uncertainties are resolved, and due to this delay, the majority of revenue relates to distribution obligations satisfied during prior periods. Payment of 12b-1 fees from the Funds are received twice a month, in arrears.

The Company has contractual arrangements with third parties to assist with its provision of certain distribution services. 12b-1 fees are paid by the Company to other broker-dealers who hold outstanding Fund shares that generated the Fund's distribution fee revenue pursuant to the Agreements. Distribution fees not paid to selling brokers may be used to support other distribution-related activities as allowed under distribution plans that have been adopted by the Funds. Distribution-related expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses.

Management evaluated the Agreements with the Funds and agreements with third parties and other broker-dealers and determined the Company controlled distribution services provided to the Funds and acts as principal service provider to the Funds. 12b-1 revenue is recorded gross of the related third-party costs in distribution and related fees in the Statement of Operations. 12b-1 expense is recorded in distribution and related expenses in the Statement of Operations.

2. Significant Accounting Policies (continued)

Contingent Deferred Sales Charge Revenue (Class C Shares)

The Funds maintain a multiclass structure, including participating funds offering Class C shares, which are back-end load shares. For the first year after the Class C share is purchased, the Company retains 12b-1 fees paid by the participating C share funds. This revenue is calculated as 1.00% of the average daily net asset value of the Class C shares.

After the first full year, the Company pays the 1.00% 12b-1 fees (0.75% for distribution services and 0.25% for personal shareholder services) to third-party dealers and institutions based on the average daily net assets of Class C shares per contractual agreements with those parties for the provision of certain distribution services.

If the Class C share is sold by the investor before the twelve-month period ends, the Company recognizes contingent deferred sales charge (CDSC) revenue equal to 1.00% of the lower of sale proceeds or the original offering price. CDSC revenue is included in contingent deferred sales charge in the Statement of Operations.

The Company may pay upfront commissions at the time of sale to dealers and institutions that sell Class C shares of the participating funds. The sales charges are dictated by the prospectus and statement of additional information and are a direct cost of selling Class C shares. Commission payments with respect to Class C shares equal 1.00% of the purchase price of the Class C shares sold by the dealer or institution. The obligations related to the selling of Class C shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. Upfront payments to a dealer or institution for the sale of Class C shares are capitalized by the Company and the cost is amortized over a twelve-month period. The amortization of prepaid C share commissions is recognized in distribution and related expenses in the Statement of Operations.

Commissions, net

The Funds' multiclass structure also includes participating funds offering Class A shares, which are front-end load shares. The sales charges are dictated by the prospectus and statement of additional information and depend on the total value of shares being purchased. Front-end sales charges are paid by investors purchasing Class A shares, and the dealer executing the sale retains the majority of the upfront commission and remits a portion to the Company. The sales charge received when the dealer executes the sale is fixed consideration and not subject to reversal, even if the shareholder holds the shares less than one year. The obligations related to the selling of Class A shares are shared by the Company and dealers and the Company does not control the obligation to perform the services. The Company acts as an agent and recognizes as net revenue the portion of front-end commissions received from dealers in commissions, net in the Statement of Operations.

2. Significant Accounting Policies (continued)

Brokerage Fees

The Company earns transaction and account-level fees from Marketplace customers as stated in the customer account agreements. These fees include wire and Automated Clearing House fees, trade execution fees and account maintenance fees. Revenue is recognized as services are performed. Brokerage fee revenue totaled $55,338 for the year ended December 31, 2024.

Intercompany Support Fees

The Company provides ongoing support services to the Advisor and the Advisor's personnel pursuant to a distribution support agreement between the Company and the Advisor. The Company satisfies its performance obligation over time. Intercompany support fees are recorded on a monthly basis and are paid one month in arrears. The calculation of the monthly fee includes both a fixed and variable portion. The variable portion is substantially larger than the fixed portion and is calculated as a percentage of month end assets of the Funds.

There are no costs associated with obtaining or fulfilling the contract. The revenue is recorded in intercompany support fees in the Statement of Operations.

Receivable from clearing organization

Receivable from clearing organization consists of cash deposited with Pershing under the Company's clearing agreement with Pershing.

Allowance for Credit Losses

The Company estimates expected credit losses for financial assets under the current expected credit losses (CECL) model. The CECL analysis is performed on a pooled basis for financial assets that share similar risk characteristics and considers risk of loss even if that risk is deemed remote. The Company considers actual collection history, current conditions and future financial forecasts in estimating expected credit losses. The Company's distribution fee receivables, commission receivables and receivable from clearing organization represent one pool of financial assets. These receivables are short term in nature and carry minimal credit risk. There were no changes in estimates of expected credit losses on distribution fee receivables and commission receivables in 2024. The Company evaluated estimated credit losses on receivable from clearing organization in 2024, and as of December 31, 2024, the allowance for credit losses was deemed de minimis.

Segment Reporting

In 2024, the Company adopted Accounting Standards Update ("ASU") 2023-07, "Segment Reporting: Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07,

2. Significant Accounting Policies (continued)

which is based on a management approach to segment reporting, establishes requirements to report segment revenue and significant expenses reported in net income, the primary measurement used in evaluating segment performance. Since the Company operates and reports in one segment, all financial segment information required by ASU 2023-07 can be found in the financial statements.

The presentation of financial results as one reportable segment is consistent with the way discrete financial information is available that is regularly provided to our President, the Chief Operating Decision Maker ("CODM"). When making decisions about allocating resources, assessing performance, and maintaining capital adequacy our CODM manages the business activities using information of the broker-dealer as a whole.

Intangible Assets

The Company's intangible assets are related to the Company's indefinite-lived renewable distribution service contracts with the Funds. Indefinite-lived intangible assets include contracts for distribution services where the Company expects to, and has the ability to, continue to distribute these funds indefinitely, that have annual renewal provisions, and there is a high likelihood of continued renewal based on historical experience. Intangible assets with indefinite lives are not amortized but are reviewed at least annually for impairment. The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the intangible asset is less than its carrying amount.

As of December 31, 2024, the Company performed the qualitative assessment and determined it was more likely than not that the fair value of its intangible assets was greater than the carrying value and therefore no impairment was identified.

Capitalized Service Contract Implementation Costs

In 2024, the Company capitalized $145,491 in costs related to implementing and developing new functionality on its hosted clearing, processing and account servicing platform. The Company follows the internal-use software guidance in ASC 350-40 to determine which implementation costs to capitalize as assets. Costs incurred in the software application development stage such as customization, integration with Company software, coding and configuration are capitalized. Costs incurred in the preliminary project and post-implementation stages are expensed as incurred. Capitalized service contract implementation costs are evaluated for impairment on an annual basis.

Capitalized service contract implementation costs are expensed over the fixed, noncancelable term of the contract plus any reasonably certain renewal periods. The estimated term of the hosting arrangement is reassessed periodically, and any change is accounted for as a change in accounting

2. Significant Accounting Policies (continued)

estimate, with the remaining deferred costs recognized over the rest of the revised period.

Amortization begins when the related component of the arrangement is ready for its intended use. The Company recorded $1,232,772 of amortization expense in 2024 for capitalized service contract implementation costs, which is included in brokerage platform expense in the Statement of Operations.

Brokerage Platform Expense

The Company incurs ongoing expenses related to operating and maintaining Marketplace. Included in brokerage platform expense are fees paid to Pershing under the clearing service agreement, amortization expenses for capitalized service contract implementation costs and software development costs not qualifying for capitalization.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

New Accounting Pronouncements Pending Adoption

In November 2024, the FASB issued ASU 2024-03, "Reporting Comprehensive Income" ("ASU 2024-03"). This ASU does not change or remove current expense presentation requirements within the Statements of Operations. However, the amendments require disclosure, on an annual and interim basis, of disaggregated information about certain income statement expense line items within the notes to the financial statements. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company does not expect ASU 2024-03 to have a significant impact on the Company's financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, "Income Taxes: Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 revises income tax disclosures primarily related to the rate reconciliation and income taxes paid information as well as the effectiveness of certain other income tax disclosures. The new standard is effective for annual periods beginning after December 15, 2024. The Company does not expect ASU 2023-09 to have a significant impact on the Company's financial statement disclosures.

3. Income Tax

The Company is included in the federal income tax return filed by the Parent. For financial reporting purposes, the Parent has elected to allocate the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis.

Under an arrangement with the Parent, the Company is paid by the Parent for the tax benefits of operating losses. The Company derecognizes net operating losses (NOLs) in its separate financial statements subject to recognition of the losses on a consolidated basis.

Income taxes included in the Statement of Operations are summarized below.

Current expense (benefit):	
Federal	$ (54,126)
State	(19,833)
Total current expense (benefit)	(73,959)
Deferred expense (benefit):	
Federal	(62,506)
State	(16,062)
Total deferred expense (benefit)	(78,568)
Income tax expense (benefit)	$ (152,527)

The Company's effective tax rate for 2024 was 25.8%. The difference between the provision for income taxes and the amount computed by applying the statutory Federal tax rate of 21.0% to the loss before income taxes as of December 31, 2024, is as follows:

Federal income tax at U.S. statutory tax rate	21.0 %
State income tax, net of federal tax benefit	4.6
Other	0.2
Total income tax	25.8 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

3. Income Tax (continued)

The Company's net deferred tax liabilities as of December 31, 2024, are as follows:

Deferred tax assets:		
Section 174 development costs	$	160,979
State NOLs		6,800
Total deferred tax assets		167,779
Deferred tax liabilities:		
Prepaid C share commissions		189,860
Intangible assets		349,287
Total deferred tax liabilities		539,147
Deferred tax liability, net	$	371,368

If not utilized, the Company's state net operating loss carryforwards will expire beginning in 2039.

In assessing the realization of deferred tax assets, the Company considers the reversal of deferred tax liabilities as well as projections of future taxable income of the Company and the Parent during the periods in which temporary differences are expected to reverse. Based on the consideration of these facts, the Company believes it is more likely than not that all of its gross deferred tax assets will be realized in the future, and as a result has not recorded a valuation allowance on these amounts as of December 31, 2024.

As of December 31, 2024, U.S. federal income tax returns for 2021, 2022 and 2023 are open and therefore subject to examination. State and local income tax returns filed are generally subject to examination from 2020 to 2023. The Company has analyzed its tax positions for all open years and has concluded that no additional provision for income tax is required. The Company's accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months.

As of December 31, 2024, the Company had net payables of $123,851 due to the Parent for federal and state income taxes which were recorded in due to affiliates in the Statement of Financial Condition. The net amounts payable to the Parent were settled in full in February 2025.

4. Related-Party Transactions

The Company provides various support services to the Advisor such as advertising review, dealer agreement maintenance, compliance training, and other administrative services. The Company charges fees designed to cover the costs of providing such services, which are recorded as intercompany support fees revenue in the Statement of Operations.

The Advisor provides various services to the Company such as use of personnel, office facilities, equipment, and other administrative services. The Advisor also assists with the development and maintenance of Marketplace, the Company's hosted brokerage platform. The Company is charged a service fee designed to cover the costs of providing such services, which is recorded as intercompany service fees expense in the Statement of Operations.

Related-party support and service fee transactions are settled monthly, in arrears, via intercompany cash transactions. The Advisor pays Ohio commercial activity taxes on a quarterly basis for the Advisor and Company and amounts due to the Advisor by the Company are settled on a quarterly basis. Tax benefits from operating losses payable by the Parent are recorded as an intercompany receivable and are generally settled on a quarterly basis for federal income taxes and annually for state income taxes.

During the year ended December 31, 2024, the Company received a capital contribution of $500,000 from VCO.

The Company considers the Funds to be related parties as a result of the advisory relationship between the Advisor and the Funds. The Company maintains a reimbursement plan with one of the Funds, Victory Portfolios II, under which 12b-1 fees received by the Company and not paid out as 12b-1 fees to selling brokers must either be paid back to Victory Portfolios II or used to offset mutual fund distribution/marketing expenses. The liability for residual 12b-1 fees received by the Company from Victory Portfolios II is recorded in other liabilities in the Statement of Financial Condition. From time to time, errors on Marketplace customer trades involving shares of the Funds result in realized gains or losses that are recorded in interest and other income in the Statement of Operations.

4. Related-Party Transactions (continued)

A summary of the balances and transactions involving related parties appears below.

	As of December 31, 2024
Related-party assets:	
Intercompany support fees receivable	$ 221,100
FINRA prepayments and other receivables from affiliates	211,460
Total related-party assets	$ 432,560
Related-party liabilities:	
Income and other taxes payable	$ 125,831
Intercompany service fees payable	106,945
Other payables to affiliates	18,554
Residual 12b-1 fees received from Victory Portfolios II	663
Total related-party liabilities	$ 251,993

	For the Year Ended December 31, 2024
Related-party revenue:	
Distribution and related fees	$ 22,352,302
Intercompany support fees	1,811,019
Related-party expense:	
Intercompany service fees	$ 2,680,910
Related-party other income:	
Net realized gains on customer trade errors	$ 27,054

5. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, cannot exceed 15 to 1.

As of December 31, 2024, the Company had net capital under the Rule of $1,223,044, which was $1,087,744 in excess of its minimum required net capital of $135,300. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2024, was 1.66 to 1.

6. Contracts

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. Management is not currently aware of any such pending claims.

7. Pending Transactions

On July 8, 2024, the Parent entered into definitive agreements with Amundi Asset Management S.A.S ("Amundi") to acquire Amundi's U.S. business (formerly Pioneer Investments). The parties also entered into reciprocal 15-year distribution agreements which will be effective upon closing of the transaction. The closing of the contemplated transaction is expected to occur at the end of the first quarter of 2025 and is subject to customary closing conditions.

8. Subsequent Events

In preparing these financial statements, subsequent events were evaluated through February 21, 2025, the date of the filing of the report. There were no subsequent events required to be either recognized in the financial statements or disclosed in the notes to the financial statements other than those disclosed herein.

Supplementary Information

Victory Capital Services, Inc.

Schedule I - Computation of Net Capital
Under SEC Rule 15c3-1

December 31, 2024

Total shareholder's equity from statement of financial condition		$ 8,246,545
Deductions for nonallowable assets		
Intangible assets	$ 2,300,000	
Prepaid C share commissions	780,016	
Capitalized service contract implementation costs, net of amortization	2,922,047	
Due from affiliates	432,560	
Distribution fees receivable	465,388	
Prepaids and other assets	123,490	7,023,501
Net capital		$ 1,223,044
Total aggregate indebtedness		$ 2,029,493
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 135,300
Excess net capital at 1,500 percent		$ 1,087,744
Excess net capital at 1,000 percent		$ 1,020,095
Percentage of aggregate indebtedness to net capital		166%

Reconciliation with the Company's computation of net capital as of December 31, 2024

Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed January 28, 2025	$ 1,223,044
Adjustments	
Decrease in due to affiliates	(27,577)
Increase in deferred tax liability, net	27,577
Net capital, as reported above and in the Company's Part IIA (unaudited) FOCUS report, filed February 21, 2025	$ 1,223,044

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of Victory Capital Services, Inc.

We have reviewed management's statements, included in the accompanying Victory Capital Services, Inc. Exemption Report Under Securities and Exchange Commission Rule 17a-5, in which Victory Capital Services, Inc. (the Company) stated that:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions")
(2) The Company met the identified exemption provisions of §240.15c3-3 (k) throughout the most recent fiscal year ended December 31,2024 without exception.
(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31,2024 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2025

VictoryCapital SERVICES℠

4900 Tiedeman Road, 4th Floor • Brooklyn, OH 44144 • 216-898-2458 • vcm.com

Victory Capital Services, Inc.

Exemption Report Under Securities and Exchange Commission Rule 17a-5

December 31, 2024

Victory Capital Services, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Victory Capital Services, Inc.

I, Christopher Ponte, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Principal Financial Officer

February 21, 2025